EX-16.1

Newpoint Financial Corp.

MINUTES OF THE SPECIAL MEETING OF DIRECTORS

Pursuant to Notice the Special Meeting of Directors was called to discuss the appointment of the Company’s new auditor for Newpoint Financial Corp.

Directors present: Keith David Beekmeyer, Andrew Malcolm Bye, Gary Charles Shirshac.

Directors absent: None.

The following matters were discussed and acted upon at this meeting: Appointment of Company Auditor.

1.Appointment of Auditor: The Chairman of the Board announced that a new auditor for the Company will be appointed, and the meeting proceeded to such. After discussion and nominations, upon motion duly made, seconded and unanimously carried, it was confirmed as reflected in the Special Meeting of the Board of Directors.

RESOLVED:

Newpoint Financial Corp will appoint MahoneySabol CPAs and Advisors as the Company’s new auditor for 2021.

DATED: 22nd July 2021.

/s/ Keith Beekmeyer
Keith Beekmeyer, Chairman of the Board